EVOLUTION SPIRITS BRANDS, LLC

NORFOLK, VIRGINIA

**UNAUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016**



Colby & Company PLC

Colby & Company PLC
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To The Members
Evolution Spirit Brands, LLC
Norfolk, Virginia

We have reviewed the accompanying financial statements of Evolution Spirit Brands, LLC (hereafter referred to as "the Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Colby & Company, PLC

August 15, 2018
Chesapeake, Virginia

2121 Old Greenbrier Road, Chesapeake, VA 23320, (757) 523-2700, FAX 523-0536

EVOLUTION SPIRIT BRANDS, LLC

UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

TABLE OF CONTENTS

Colby & Company PLC
Certified Public Accountants

EVOLUTION SPIRIT BRANDS, LLC

BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
CURRENT ASSETS:		
Cash	$ 100	$ 100
Accounts receivable – member	-	103
Inventory	77,318	93,288
Total current assets	$ 77,418	$ 93,491

LIABILITIES AND MEMBERS' EQUITY

	2017	2016
CURRENT LIABILITIES:		
Accounts payable:		
Trade	$ 1,864	$ -
Affiliate	15,600	15,600
Member	3,176	-
Bank overdraft	472	433
Total current liabilities	$ 21,112	$ 16,033
MEMBERS' EQUITY	$ 56,306	$ 77,458
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 77,418	$ 93,491

Unaudited - See accompanying notes and independent accountant's review report.

Colby & Company PLC
Certified Public Accountants

EVOLUTION SPIRIT BRANDS, LLC

STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUE	$ 17,093	$ 32,126
COSTS OF GOODS SOLD:		
Inventory - beginning of the year	$ 93,288	$ 44,986
Purchases	567	60,273
Other direct costs	18,178	46,606
	$ 112,033	$ 151,865
Less Inventory - end of the year	77,318	93,288
Total costs of sales	$ 34,715	$ 58,577
GROSS LOSS	$ (17,622)	$ (26,451)
SCHEDULE OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES:		
Advertising	$ 2,289	$ 11,541
Bank charges	671	514
Licenses and permits	-	1,318
Meals and entertainment	364	328
Miscellaneous	-	62
Office expenses	51	285
Postage	10	78
Printing and reproduction	-	277
Professional fees	52	1,290
Travel	48	-
Total selling, general, and administrative expenses	$ 3,530	$ 15,693
NET LOSS	$ (21,152)	$ (42,144)
MEMBERS' EQUITY - Beginning of the year	77,458	119,602
MEMBERS' EQUITY - End of the year	$ 56,306	$ 77,458

Unaudited - See accompanying notes and independent accountant's review report.

EVOLUTION SPIRIT BRANDS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 17,093	$ 32,126
Cash paid to suppliers and employees	(20,372)	(122,139)
Net cash used by operating activities	$ (3,279)	$ (90,013)
CASH FLOWS FROM FINANCING ACTIVITIES-		
Loans from (to) member	$ 3,279	$ 15,945
NET INCREASE (DECREASE) IN CASH	$ -	$ (74,068)
CASH - Beginning of the year	100	74,168
CASH - End of the year	$ 100	$ 100
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES:		
NET LOSS	$ (21,152)	$ (42,144)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES:		
(Increase) decrease in inventories	$ 15,970	$ (48,302)
Increase (decrease) in accounts payable	1,864	-
Increase (decrease) in bank overdraft	39	433
Total adjustments	$ 17,873	$ (47,869)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ (3,279)	$ (90,013)

Colby & Company PLC
Certified Public Accountants

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A)   Company Activities:

Evolution Spirit Brands, LLC ("the Company") is a limited liability corporation organized under the laws of the Commonwealth of Virginia. The Company distributes craft spirits in New York, California, Virginia, and Michigan and has obtained a Trademark.

The Company will conduct an equity crowdfund offering during the calendar year 2018 for the purpose of raising operating and expansion capital. The Company's ability to continue as a going concern or to achieve management's objectives will be dependent on the outcome of the offering or management's other efforts to raise operating capital.

(B)   Method of Accounting:

The Company recognizes income and expenses under the accrual method of accounting. Under this method, income is recognized when earned and expenses when incurred. Revenue is considered earned when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

(C)   Income Taxes:

For income tax reporting, the Company uses the cash method. Under this method income is recognized when cash is received and expenses when paid.

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

(D)   Statements of Cash Flows:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2017 and 2016, the Company did not consider any of its assets to meet the definition of cash equivalents.

(E)   Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of temporary cash investments.

The Company places its temporary cash investments with high credit quality financial institutions, although at times some amounts may be in excess of the FDIC insurance limits. As of December 31, 2017 and 2016, the Company had no demand deposits in financial institutions that exceeded depositor's insurance provided by the applicable guaranty agency.

A majority or sales occur in the liquor-controlled commonwealth of Virginia, and New York, in which inventory is transferred to the Commonwealth of Virginia then to the buyers. Any disruption or outages within the Commonwealth of Virginia's warehouses, operations, computer systems or other processes could have a material effect on operations.

Unaudited - See accompanying independent accountant's review report.

Colby & Company PLC

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(F) Inventory:

Inventory consists of goods ready for resale and is carried at cost. At December 31, 2017 and 2016, inventory totaled $77,318 and $93,288, respectively.

(G) Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. It is at least reasonably possible that the significant estimates used will change within the next year.

(H) Advertising:

The costs of advertising are generally expensed in the year in which the advertising first takes place. The Company had advertising costs of $2,289 and $11,541 for the years ended December 31, 2017 and 2016, respectively.

(I) Research and Development Cost:

Research and development costs are expensed as incurred.

(J) Fair Value of Financial Instruments:

The carrying amounts of the Company's cash and cash equivalents, and current maturities of long-term debt approximate their fair value.

NOTE 2 - ACCOUNTS PAYABLE:

Trade accounts payable include amounts due to vendors and suppliers, totaling $1,864 at December 31, 2017.

NOTE 3 - RELATED PARTY:

In the ordinary course of business, the Company has, and expects to continue to have transactions, including borrowings, with its members. In the opinion of management, these transactions do not involve more than a normal risk of collectability or present any other unfavorable features to the Company.

The Company has accounts payable to an affiliated company. As of December 31, 2017 and 2016, this payable totaled $15,600. There are no set terms for repayment.

The Company has accounts payable to a member. As of December 31, 2017, this payable amounted to $3,176.

Unaudited - See accompanying independent accountant's review report.

6

NOTE 4 - MEMBERS' EQUITY:

The Company has two classes of unit shares Class A allows for a member to have voting rights. Class B does not have voting rights. Member contributions totaled $4,189 and $170,000 for Class A and Class B members, respectively.

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS:

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU establishes principles for reporting useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. Particularly, that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for nonpublic business entities for the annual reporting period beginning after December 15, 2018. The requirements for this statement are effective for the company for the year ending December 31, 2019. The company has not evaluated the impact of this statement.

NOTE 6 - CONTINGENCIES AND COMMITMENT OF SUPPORT:

The majority member have issued a letter of commitment to the Company in which he pledges to provide and maintain his support of the Company sufficient to enable the Company to meet its obligations as they become due in the ordinary course of business throughout 2018 and 2019. Such support may be in the form of crowd funding capital raises, additional paid-in capital, loans, guarantees, forbearance of collection of debt, or other forms of support available to him.

NOTE 7 - CROWD FUNDING:

The Company is planning to commence a new round of crowd funding thru Wefunder for a maximum of $1,070,000 to be raised. The fees to Wefunder consist of a 5% cash fee based on funds raised. No provision was made for this since, at the time of the preparation of these financial statements, no date has been set to begin crowd funding and due to this uncertainty, it is not necessary for this amount to be reflected in the financial statements at this time.

NOTE 8 - SUBSEQUENT EVENTS:

Date of Management Evaluation

Management has evaluated subsequent events through August 15, 2018, the date on which the financial statements were available to be issued.

Colby & Company PLC
Certified Public Accountants